Filed pursuant to Rule 433

Registration Statement No. 333-192814

FOR IMMEDIATE RELEASE

September 28, 2016

Johannesburg, South Africa

New Notes Offering

The Republic of South Africa (“South Africa”) announced today a global offering (the “New Notes Offering”) of notes due 2028 (“2028 Notes”) and notes due 2046 (“2046 Notes” and, together with the 2028 Notes, “New Notes”)  to be denominated in U.S. dollars, expected to price September 29, 2016. Barclays Bank PLC, HSBC Bank plc, J.P. Morgan Securities plc and Nedbank Limited will serve as Joint Bookrunners for the New Notes Offering.

The New Notes Offering is expected to be made only by means of a prospectus supplement and base prospectus under South Africa’s registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933.  Copies of the prospectus supplement and prospectus for the New Notes Offering may be obtained by contacting Barclays Bank PLC, HSBC Bank plc, J.P. Morgan Securities LLC and Nedbank Limited.

South Africa intends to use the net proceeds of the sale of the New Notes for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness, and will use a portion of such net proceeds for liability management transactions, including the payment of the Purchase Price (as defined below) for Old Notes (as defined below) if any are acquired pursuant to the terms and subject to the conditions contained in the Offer to Purchase (as defined below).

Application will be made to have the New Notes admitted to the Luxembourg Stock Exchange and admitted to trading on the Official list of the Luxembourg Stock Exchange.

Tender Offer

South Africa announced today an offer to purchase for cash (the “Tender Offer”) notes of each series listed in the table below (collectively, the “Old Notes” and each Old Note, a “series” of Old Notes) such that the aggregate Purchase Price to be paid for the Old Notes tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount to be determined by South Africa in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the Offer to Purchase, dated September 28, 2016 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Notes but is conditioned, among other things, on the offering and pricing on the date hereof (but not the closing) of the New Notes in an amount, with pricing and on terms and conditions acceptable to South Africa in its sole discretion.

The tender period (the “Tender Period”) will commence at 8:00 a.m., London time, on September 29, 2016 and expire at 4:00 p.m., London time, on the same day unless extended or earlier terminated.  The settlement of the Tender Offer is scheduled to occur on October 6, 2016 (the “Tender Offer Settlement Date”).  The purchase price to be paid for the Old Notes of each series tendered and accepted pursuant to the Tender Offer will be the fixed price indicated in the table below (the “Purchase Price”).  Holders whose Old Notes are accepted in the Tender Offer will also receive any accrued and unpaid interest (the “Accrued Interest”) on these Old Notes up to (but excluding) the Tender Offer Settlement Date. Accrued Interest will be payable in cash.

Fixed Price Notes	Outstanding Principal Amount as of September 28, 2016		ISIN	CUSIP	Common Code	Purchase Price (per US$1,000 Principal Amount)		Purchase Price (%)

6.875% Notes due 2019 (“2019 Notes”)	US$	2,000,000,000	US836205AM61	836205AM6	043079344	US$	1,125.00	112.500%
5.500% Notes due 2020 (“2020 Notes”)	US$	2,000,000,000	US836205AN45	836205AN4	049339453	US$	1,097.50	109.750%

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through one of the Dealer Managers (as defined below).  Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V. (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems.  If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses.  Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

HSBC Bank plc, as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of South Africa, accept Old Notes for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, prior to 8:00 a.m., London time, on September 30, 2016 or as soon as possible thereafter.  Each of South Africa and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason.  Tender Orders by a holder of each series of Old Notes must be in principal amounts of at least US$100,000 and integral multiples of US$1,000 in excess thereof (“Permitted Tender Amounts”).

There is no letter of transmittal for the Tender Offer. If you hold Old Notes through DTC, they must be delivered for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date.  If you hold Old Notes through Euroclear or Clearstream, the latest process you can use to deliver your Old Notes is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Notes on time may result in (i) the cancellation of your tender and in you becoming liable for any damages resulting from that failure and/or (ii) in the case of Preferred Tenders, cancellation of any allocation of 2028 Notes in the New Notes Offering in respect of your related Indication of Interest and/or (iii) in the case of Preferred Tenders, in the cancellation of your tender and in your remaining obligation to purchase your allocation of 2028 Notes in respect of your related Indication of Interest and/or (iv) in the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities.  Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer.  Old Notes accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

To the extent the Aggregate Purchase Price would exceed the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for 2028 Notes prior to the pricing of the New Notes Offering (“Preferred Tenders”).  Such priority will apply, for each Preferred Tender, with respect to an amount of such Tender Orders having a Purchase Price equal to the amount of 2028 Notes ordered by such holder, subject to certain limits.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank.  Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted.  South Africa will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Notes tendered in the Tender Offer.  The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the settlement of the Tender Offer on the Tender Offer Settlement Date as described in the Offer to Purchase.  The Billing and Delivery Bank shall only have the obligation to sell to South Africa the Old Notes validly tendered and accepted for purchase that the Billing and Delivery Bank has actually received pursuant to the Offer to Purchase on the date of settlement of the Tender Offer.  Tender Orders that are not for Permitted Tender Amounts will not be accepted.

The Tender Offer is subject to South Africa’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time.  Each of South Africa and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.gbsc-usa.com/South_Africa/ or obtained from the Information Agent, Global Bondholder Services Corporation in New

York, 65 Broadway — Suite 404, New York, New York 10006 (Tel.: +1 (212) 430-6688 Toll free: +1 (866) 924-2200) Attention: Corporate Actions, Email: contact@gbsc-usa.com, or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Barclays Bank PLC	HSBC Bank plc	J.P. Morgan Securities plc	Nedbank Limited
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	8 Canada Square London E14 5HQ United Kingdom	25 Bank Street Canary Wharf London E14 5JP United Kingdom	Fourth Floor Block F 135 Rivonia Road Sandown Sandton, 2196 South Africa
Attention: Liability Management Group	Attention: Liability Management Group	Attention: Liability Management	Attention: Liability Management

Collect: Europe: +44 20 3134 8515 / U.S. Collect: +1 (212) 528-7581 Toll-free: +1 (800) 438-3242	U.S.: +1 (212) 525-5552 U.S. Toll Free: +1 (888) HSBC-4LM Europe: +44 20 7992 6237	Telephone: +44 (0)207 134 2468	Collect: +27 (0) 11 535 4027
Email: liability.management@barclays.com	Email: liability.management@hsbcib.com	Email: em_europe_lm@jpmorgan.com	Email: Projectntlakohlaza-syndicate@Nedbank.co.za

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

South Africa has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes.  Before you invest, you should read the prospectus in that registration statement and other documents South Africa has filed with the SEC for more complete information about South Africa and such offerings.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of South Africa is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/932419/000119312516531896/0001193125-16-531896-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312513472925/0001193125-13-472925-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000110465916147006/0001104659-16-147006-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312516531886/0001193125-16-531886-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312515395408/0001193125-15-395408-index.htm

Contact information:	Global Bondholder Services Corporation
Attention: Corporate Actions
65 Broadway — Suite 404
New York, NY 10006
Tel. +1 (212) 430-6688 Toll Free. +1 (866) 924-2200 Email: contact@gbsc-usa.com Website: http://www.gbsc-usa.com/South_Africa/

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions.  Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited.  If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by South Africa to inform yourself of and to observe all of these restrictions.  The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the New

Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction.  Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

Belgium

The New Notes Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”).  The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The New Notes Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering (has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).  The New Notes Offering as well as the New Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Germany

Each of the Joint Bookrunners has represented and agreed that it has not made and will not make the Tender Offer, and that it has not offered or sold and that it will not offer or sell the New Notes in the Federal Republic of Germany, other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in the Federal Republic of Germany governing the issue, sale and offering of securities.

Hong Kong

Each of the Joint Bookrunners has represented and agreed that it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes or the Old Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Italy

None of the Tender Offer, the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree no. 58 of February 24, 1998, as amended (the “Consolidated Financial Services Act”) and article 35-bis, paragraphs 3 and 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (“Regulation 11971”).

Holders or beneficial owners of the Old Notes that are resident and/or located in the Republic of Italy (“Italy”) can tender Old Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Consolidated Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes or the Tender Offer.

The offering of the New Notes has been registered with CONSOB pursuant to Italian securities legislation and, accordingly, no New Notes may be offered, sold or delivered, nor may copies of the prospectus, prospectus supplement, or any other document relating to any New Notes be distributed in Italy, except, in accordance with any Italian securities, tax and other applicable laws and regulations. Each Joint Bookrunners has represented and agreed that it has not offered, sold or distributed, and will not offer, sell or distribute any New Notes or any copy of the prospectus supplement, the prospectus, the Offer to Purchase or any other offer document in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Consolidated Financial Services Act and Article 34-ter, paragraph 1, letter of Regulation 11971; or

(b) in any other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Consolidated Financial Services Act and Article 34-ter of Regulation 11971.

Any offer, sale or delivery of the New Notes or distribution of copies of the Prospectus Supplement or the Prospectus or any other document relating to the Notes in Italy under (a) or (b) above must: (i) be made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Consolidated Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007 (as amended from time to time) and Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Act”) ; and (ii) comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable, pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or any other Italian authority.

Luxembourg

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering of the New Notes. Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a “Saudi Investor”) who acquires New Notes should note that the New Notes Offering is a private placement under Article 10 or Article 11 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated 4 October 2004 and amended by the Board of the Capital Market Authority resolution number 1-28-2008 dated 18 August 2008 (the “KSA Regulations”) through a person authorised by the Capital Market Authority (“CMA”) to carry on the securities activity of arranging and following a notification to the CMA under the KSA Regulations.

The New Notes may thus not be advertised, offered or sold to any person in the Kingdom of Saudi Arabia other than to “sophisticated investors” under Article 10 of the KSA Regulations or by way of a limited offer under Article 11 of the KSA Regulations.

The New Notes Offering shall not therefore constitute a “public offer” pursuant to the KSA Regulations, but is subject to the restrictions on secondary market activity under Article 17 of the KSA Regulations. Any Saudi Investor who has acquired Notes pursuant to a private placement under Article 10 or Article 11 of the KSA Regulations may not offer or sell those Notes to any person unless the offer or sale is made through an authorised person appropriately licensed by the CMA and: (a) the Notes are offered or sold to a Sophisticated Investor; (b) the price to be paid for the Notes in any one transaction is equal to or exceeds Saudi Riyal 1 million or an equivalent amount; or (c) the offer or sale is otherwise in compliance with Article 17 of the KSA Regulations.

Singapore

The Offer to Purchase has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). The Tender Offer does not constitute a public tender offer for the purchase of the Old Notes nor an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”).

The Prospectus Supplement and the Prospectus have not been registered as a prospectus with the MAS and the New Notes will be offered pursuant to exemptions under the Securities and Futures Act. Accordingly, the New Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may the Prospectus Supplement, the Prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any New Notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the New Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)         a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

(b)         a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the New Notes pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)             to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)          where no consideration is or will be given for the transfer; or

(iii)       where the transfer is by operation of law; or

(iv)      pursuant to Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations..

Republic of South Africa

The New Notes and the Old Notes constitute “controlled securities” as defined in Section 14 of the Exchange Control Regulations and as such are subject to the Exchange Control Regulations and the directives or authorities issued or granted by the Exchange Control Authorities in respect of the Exchange Control Regulations from time to time.

In terms of the Currency Transfer Guarantee, the Exchange Control Authorities, in their capacity as the agent for the Minister of Finance of the Republic for purposes of the enforcement of the Exchange Control Regulations, have irrevocably and unconditionally guaranteed that the transfer to the Fiscal Agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the Notes and the Fiscal Agency Agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at the time thereof in South Africa, and without any obligation to submit any affidavit or to comply with any other formality.

The Currency Transfer Guarantee constitutes an irrevocable and unconditional exchange control authority by the Exchange Control Authorities for the transfer of the amounts and in the currency required by the Republic to meet its financial obligations under the Notes and the Fiscal Agency Agreement.

Switzerland

The New Notes Offering is made in Switzerland on the basis of a private offer, not as a public offering.  Neither this document nor any other offering or marketing material relating to the New Notes Offering constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the New Notes Offering may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

Each Joint Bookrunner has represented and agreed that the New Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates other than in compliance with any laws applicable in the United Arab Emirates governing the issue, offering and sale of securities.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA pursuant to Article 34 of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and on the basis that it is only directed at and may be communicated to any persons to whom these documents and/or materials may lawfully be communicated.

Each of the Joint Bookrunners has represented and agreed that:

(a)                                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of the New Notes in circumstances in which Section 21(1) of the FSMA does not apply to South Africa; and

(b)                                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.